Exhibit 4.67

Amendment Agreement

of

the 2014-2016 Comprehensive Service Agreement between

China United Network Communications Group Co., Ltd and

China United Network Communications Corporation

Limited

Party A: China United Network Communications Group Co., Ltd.

Party B: China United Network Communications Corporation Limited

Whereas,

Party A and Party B entered into the 2014-2016 Comprehensive Service Agreement between China United Network Communications Group Co., Ltd and China United Network Communications Corporation Limited (Reference No.: CU12-1001-2013-001118, hereinafter referred to as the “Original Agreement”) on October 24, 2013. The Parties agreed to make the following amendments to certain terms and conditions provided in the Original Agreement due to the raise of the annual caps for comprehensive support services:

1.	The Parties agreed that, the arrangement stipulated in Article 5, Annex VII of the Original Agreement, “In 2014, 2015 and 2016, the transaction caps for the comprehensive support services provided by Party A to Party B shall be RMB 1 billion yuan”, shall be amended as follows: “In 2014, 2015 and 2016, the transaction caps for the comprehensive support services provided by Party A to Party B shall be RMB 1 billion yuan, RMB 2 billion yuan and RMB 3.5 billion yuan respectively”, while the remaining part of this Article shall remain unchanged;

2.	Except as specifically amended hereby, the Original Agreement shall remain in full force and effect.

3.	This Agreement shall come into effect on the date as signed and sealed by the authorized representatives of the Parties.

4.	This Agreement is executed in four copies with each Party holding two copies, and all copies shall be equally authentic.

Party A: China United Network Communications Group Co., Ltd.	Party B: China United Network Communications Corporation Limited

Authorized representative:	Authorized representative:

Date: August 21, 2015	Date: August 21, 2015